

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2018

Graham Lumsden
Chief Executive Officer
Motif Bio plc
125 Park Avenue
25th Floor
New York, NY 10011

> **Re: Motif Bio plc**
> **Registration Statement on Form F-3**
> **Filed January 18, 2018**
> **File No. 333-222614**

Dear Mr. Lumsden:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Fahd M. T. Riaz, Esq. - DLA Piper LLP (US)